File No. 82-3929

FNC

FANCAMP EXPLORATION LTD.

SUPPL

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823
www.fancampexplorationltd.ca

08004406

NEWS RELEASE

FANCAMP DRILLING AT MCFAULD'S LAKE

August 11, 2008

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

Fancamp Exploration Ltd. (TSX Venture Exchange - FNC): The Company wishes to report that drilling has begun on its 100% owned McFauld's Lake property. The initial target, C-1, is located within the Eagle One peridotite intrusive complex, 600 metres SSE of the discovery. This target is deep, in the 150-200 metre range, and is being tested initially by two angled holes drilled from the same setup. A minimum of 1500 M will be drilled in this phase, to be expanded on the basis of results.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.